ADITYA BIRLA GROUP

09045406

Ref: AM:PVK:1877:2009

Date:-12th February, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

SEC Mail Processing
Section

FEB 17 2009

Washington, DC
111

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the **Third Quarter and Nine months ended on 31st December, 2008.**

Please take the same on your record and acknowledge.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Vice President &
Company Secretary

Encl:- as above

Singhi & Co.
Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, Fax : +91(0)33-2230-7146
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 31st December, 2008. This Financial statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Attention is invited to note no. 3 regarding non provision of mark to market losses of Rs.323.28 crores on outstanding derivative instrument.

Based on our review conducted as above, nothing has come to our attention, except as mentioned above, that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

Camp : Mumbai

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 30th day of January, 2009.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2008

(Rupees in Crores)

	Particulars	Quarter ended 31/12/2008 (Unaudited)	Quarter ended 31/12/2007 (Unaudited)	Nine months ended 31/12/2008 (Unaudited)	Nine months ended 31/12/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1	**Net Sales & Other Operating Revenues**	**4,117.18**	**4,538.73**	**14,447.89**	**14,190.80**	**19,201.03**
	(a). Net Sales	4,080.17	4,473.70	14,335.88	13,971.86	18,909.08
	(b). Other Operating Revenues	37.01	65.03	112.01	218.94	291.95
2	**Expenditure**	**3,499.10**	**3,884.84**	**12,203.32**	**12,022.62**	**16,387.73**
	(a). (Increase)/Decrease in Stock	758.04	113.21	558.71	168.43	(137.03)
	(b). Consumption of Raw Materials	1,529.19	2,656.76	7,855.80	8,606.17	12,051.72
	(c). Purchase of Traded Goods	3.22	60.22	103.36	76.07	92.52
	(d). Employees Cost	175.95	145.81	492.71	437.13	621.22
	(e). Power and Fuel	572.78	492.54	1,741.41	1,373.79	1,910.83
	(f). Depreciation	161.11	147.01	477.06	436.23	587.81
	(g). Other Expenditure	298.81	269.29	974.27	924.80	1,260.66
3	**Profit before Other Income & Interest**	**618.08**	**653.89**	**2,244.57**	**2,168.18**	**2,813.30**
4	**Other Income**	**150.49**	**114.36**	**541.92**	**348.72**	**492.94**
5	**Profit before Interest**	**768.57**	**768.25**	**2,786.49**	**2,516.90**	**3,306.24**
6	**Interest**	**93.20**	**62.28**	**254.82**	**181.84**	**280.63**
7	**Profit before Tax**	**675.37**	**705.97**	**2,531.67**	**2,335.06**	**3,025.61**
8	**Tax Expenses**	**130.57**	**163.30**	**570.16**	**551.20**	**164.67**
	(a). Current Year	130.57	163.30	570.16	551.20	705.34
	(b). Adjustment for earlier years (Net)	-	-	-	-	(540.67)
9	**Net Profit**	**544.80**	**542.67**	**1,961.51**	**1,783.86**	**2,860.94**
10	**Paid-up Equity Share Capital** (Face Value : Re 1/- per Share)	**170.05**	**122.57**	**170.05**	**122.57**	**122.65**
11	**Reserves**					**17,173.66**
12	**Earning Per Share (EPS)**					
	(a). Basic EPS (Rs.)	3.37	4.01	13.61	14.10	22.23
	(b). Diluted EPS (Rs.)	3.37	4.01	13.61	14.08	22.11
	(c). Basic EPS before Tax adjustment for earlier years (Rs.)	3.37	4.01	13.61	14.10	18.03
	(d). Diluted EPS before Tax adjustment for earlier years (Rs.)	3.37	4.01	13.61	14.08	17.93
13	**Public Shareholding**					
	(a). Number of shares			903,784,890	698,556,938	706,799,806
	(b). Percentage of shareholding			53.16%	56.93%	57.60%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Crores)

Particulars	Quarter ended 31/12/2008 (Unaudited)	Quarter ended 31/12/2007 (Unaudited)	Nine months ended 31/12/2008 (Unaudited)	Nine months ended 31/12/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1. Segment Revenue					
(a) Aluminium	1,979.75	1,736.00	6,043.26	5,289.21	7,144.94
(b) Copper	2,139.48	2,806.17	8,411.31	8,910.67	12,065.51
	4,119.23	4,542.17	14,454.57	14,199.88	19,210.45
Less: Inter Segment Revenue	(2.05)	(3.44)	(6.68)	(9.08)	(9.42)
Net Sales & Operating Revenues	**4,117.18**	**4,538.73**	**14,447.89**	**14,190.80**	**19,201.03**
2. Segment Results					
(a) Aluminium	529.81	578.23	1,995.25	1,878.33	2,423.10
(b) Copper	115.74	94.00	328.19	332.40	503.36
	645.55	672.23	2,323.44	2,210.73	2,926.46
Less: Interest	(93.20)	(62.28)	(254.82)	(181.84)	(280.63)
	552.35	609.95	2,068.62	2,028.89	2,645.83
Add: Other un-allocable Income net of un-allocable Expenses	123.02	96.02	463.05	306.17	379.78
Profit before Tax	**675.37**	**705.97**	**2,531.67**	**2,335.06**	**3,025.61**
3. Capital Employed					
(a) Aluminium	8,665.89	7,813.51	8,665.89	7,813.51	8,008.27
(b) Copper	6,223.93	5,756.28	6,223.93	5,756.28	5,396.72
	14,889.82	13,569.79	14,889.82	13,569.79	13,404.99
Un-allocable/ Corporate	19,651.78	12,272.15	19,651.78	12,272.15	13,683.08
Total Capital Employed	**34,541.60**	**25,841.94**	**34,541.60**	**25,841.94**	**27,088.07**

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Company raised Rs 2,223.29 crores from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminium and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs 2,223.29 crores have been utilized for the purpose of defraying issue related expenses of Rs 36.60 crores and subscription to shares of a subsidiary company to the extent of Rs 504.06 crores. Further, in the Annual General Meeting held on 19th September 2008 the shareholders of the Company have approved, under section 61 of the Companies Act, 1956, utilization of the rights issue proceeds for the purpose of repayment of bridge loan taken for acquisition of Novelis Inc. and other general corporate purpose, in addition to the utilization of issue proceeds as discussed in the rights issue letter of offer dated 25th November 2005. The entire unspent amount of Rights issue proceeds amounting to Rs. 1682.63 Crores has been utilized for the purpose of repayment of Bridge loan taken for acquisition of Novelis Inc.

2. Upon allotment of 473,398,534 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 23rd October, 2008, paid-up capital of the Company has increased from Rs 122.71 crores to Rs 170.05 crores. Issue expenses amounting to Rs 123.66 crores has been adjusted against Securities Premium Account. The proceeds of the rights issue have been utilized to part-finance repayment of bridge loan taken for acquisition of Novelis Inc. during last year. Basic and diluted Earnings per Share (EPS) for the relevant previous year / periods have been recomputed taking into account the effect of this rights issue.

3. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market loss on outstanding derivative instruments as on 31st December, 2008 stood at Rs. 323.28 crores, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to be offset through future cash flows. The Company is at an advanced stage of adopting Accounting Standard (AS) 30 on Financial Instruments: Recognition and Measurement early. Pending adoption of AS 30, the Company has not accounted for the loss on mark to market basis.

4. A joint venture company viz. Hydromine Global Minerals GMBH Limited has been incorporated in British Virgin Island for the purpose of development and operation of one or more bauxite mines in the Minim Martap and Ngaoundal regions of the Adamaoua Province of the republic of Cameroon. Hindalco and Dubai Aluminium each holds 45% equity and balance 10% is held by Hydomine USA.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st October, 2008	Received	Resolved	Pending as on 31st December, 2008
0	47	47	0

6. Figures of previous periods have been regrouped wherever necessary.

7. Figures of corresponding quarter and nine months of previous year have been recast to reflect effect of amalgamation of Indian Aluminium Company, Limited effective 1st April, 2007.

8. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Friday, 30th January, 2009. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 30th January, 2009

END